Exhibit 99.3

Cresco Labs Announces Pricing of Offering of Subordinate Voting Shares

CHICAGO – January 15, 2021 – Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced today the pricing of its previously announced best efforts overnight marketed offering (the “Offering”) of subordinate voting shares (the “Offered Securities”) of the Company at a price of C$16.00 per share for a total gross proceeds of approximately US$125 Million. The issue price represents a 3.3% discount to the last close of the Company’s subordinate voting shares traded on the Canadian Securities Exchange as of January 14, 2021. 100% of the Offering is expected to be purchased by a total of seven new and existing institutional investors, including current shareholder, Wasatch Global Investors.

The Offered Securities will be offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement to the Company’s base shelf prospectus dated July 25, 2019 (collectively, the “Prospectus”) and in the United States on a private placement basis to “qualified institutional buyers” pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). In connection with the Offering, the Company intends to enter into an agency agreement with the agents and file the prospectus supplement describing the terms of the Offering with the securities regulatory authorities in each of the provinces of Canada, except Québec.

Closing of the Offering is expected to occur on or about January 21, 2021 and will be subject to market and other customary conditions, including the requirements of the Canadian Securities Exchange.

In addition, the Company intends to grant the agents a 30-day option to purchase up to an additional 15% of the Offered Securities pursuant to the proposed Offering on the same terms and conditions to cover over-allotments.

The Company intends to use the net proceeds of the Offering for organic and inorganic growth opportunities and general corporate purposes.

Copies of the Prospectus, following filing of the prospectus supplement, may be obtained on SEDAR at www.sedar.com. The Prospectus contains important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The subordinate voting shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cresco Labs

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted brands including Cresco, Remedi, High Supply, Cresco Reserve, Good News, Wonder Wellness, FloraCal Farms and Mindy’s Chef Led Artisanal Edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry..

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Contacts:

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves

Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com